UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                           SEC File No: 0-25114

                                  (Check One):
  Form 10-KSB  __Form 20-F  __Form 11-K XXForm 10-QSB  __Form N-SAR

                  FOR PERIOD ENDED:   September 30, 1996
                                      ------------------

                  [ ] Transition Report on Form 10-KSB
                  [ ] Transition Report on Form 20-F
                  [ ] Transition Report on Form 11-K
                  [ ] Transition Report on Form 10-QSB
                  [ ] Transition Report on Form N-SAR

For the Transition Period Ended:
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Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

California Pro Sports, Inc.
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Full Name of Registrant

N/A
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Former Name if Applicable

1221 South Batesville Road
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Address of Principal Executive Office (Street and Number)

Greer, South Carolina  29650
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City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]      (a)        The reasons  described in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)        The subject annual report,  semi-annual  report,  transition report on Form 10-KSB, Form 20-F, Form 11-K or Form N- SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form
                    10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]      (c)        The accountant's statement or other exhibit required by Rule
                    12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-KSB, Form 20-F, Form 11-K, Form 10-QSB, Form N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

          The Registrant has pending a registration statement on Form SB-2. On November 11, 1996, the Registrant received a comment letter from the Commission which contains comments regarding the presentation of certain information in the
          Registrant's financial statements. The Registrant is evaluating the Commission's comments and, to the extent such revisions are required, they will affect the financial statements for the period through September 30, 1996. For this reason, the Registrant cannot reasonably complete its financial statements prior to the 10-QSB filing date.

PART IV - OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

Barry S. Hollander                   (864)                   848-5160
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           (Name)                 (Area Code)          (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                  [X] Yes  [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                  [X] Yes  [ ] No

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                      California Pro Sports, Inc.
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             (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:   November 14, 1996                    By
        -----------------                       --------------------------------
                                                 Michael S. Casazza, President


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                               ATTENTION

       Intentional misstatements or omissions of fact constitute
           Federal Criminal Violations (See 18 U.S.C. 1001).

         Due to the acquisition of USA Skate Co., Inc. in May 1996, the Registrant anticipates a significant change in results of operations from the prior year. Revenues and income (loss) from operations are expected to be as follows:


                          Three months ended                  Nine months ended
                             September 30,                      September 30,
                             (Unaudited)                         (Unaudited)
                        1996             1995              1996              1995
                        ----             ----              ----              ----

Revenues             $6,230,000       $3,784,000        $13,988,000       $11,692,000

Income (loss)
from operations      $ (355,000)      $  123,000        $  (860,000)      $   (88,000)
